

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-Mail
Patrick Goepel, Chief Executive Officer
Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, TX 78746

   Re: Asure Software, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 20, 2012
     File No. 001-34522

Dear Mr. Goepel:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Maryse Mills-Apenteng

      Maryse Mills-Apenteng
      Special Counsel